SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 13, 2019

1.            DATE, TIME AND PLACE: On June 13, 2019, at 9:30 am, at the offices of BRASKEM S.A. ("Company"), located at Rua Lemos Monteiro, No. 120, 22º floor, in the City of São Paulo, State of São Paulo, CEP 05501-050.

2.            CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Meeting convened pursuant to the Internal Regulations of the Board of Directors, with the attendance of the Board Members indicated below. The Chairman of the Board of Directors presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary.

3.            AGENDA, RESOLUTION AND SUBJECT OF INTEREST TO THE COMPANY: (a) Resolution : PD.CA/BAK-16/2019 – Amendments to the Information Disclosure and Securities Trading Policies of Braskem - the amendment of said Policies, consolidated in accordance with Exhibit I of the respective PD, was approved; (b) Subjects of Interest to the Company: The resignations of Mr. Ernani Filgueiras de Carvalho, a sitting member of the Board of Directors of the Company, effective as of the date on which the Company's General Meeting elects a new sitting member to replace him, as well as of Mr. Paulo Cezar Fernandes da Silva, an alternate member of the Board of Directors of the Company, effective as of May 31, 2019, were recorded.

4.            ADJOURNMENT AND SIGNATURES: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. Presiding Board: Chairman: Marcelo Lyrio; Secretary: Marcella Menezes Fagundes. Board Members: Marcelo Lyrio; Ernani Filgueiras de Carvalho; Fábio Venturelli; Gesner José de Oliveira Filho; João Pinheiro Nogueira Batista; Julio Soares de Moura Neto; Mauro Motta Figueira; Pedro Oliva Marcilio de Sousa; Roberto Lopes Pontes Simões; and Roberto Faldini.

São Paulo/SP, June 13, 2019

I hereby certify that the above was extracted from the minutes filed in the proper book.

Marcella Menezes Fagundes

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.